Ran Vered Chief Financial Officer Ceragon Networks Ltd. T: +972-3-543-1000 E: ranv@ceragon.com 24 Raoul Wallenberg St., Tel Aviv, Israel 6971920

May 4, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      Ceragon Networks Ltd.
Registration Statement on Form F-3
File No. 333-237809

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Ceragon Networks Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement on Form F-3 so that it will become effective at 4:00 p.m. Eastern Time on May 6, 2020, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

◾	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

◾
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

◾
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CERAGON NETWORKS LTD. By: /s/ Ran Vered Name: Ran Vered Title: Chief Financial Officer